U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------
                                    FORM 15
                           --------------------------

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number: 333-5827

                           ATLANTIC INTEGRATED HEALTH
                                  INCORPORATED
             (Exact name of registrant as specified in its charter)

                               825 Kennedy Avenue
                         New Bern, North Carolina 20560
                                 (919) 514-0057
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           PRIMARY CLASS COMMON SHARES
                          REFERRAL CLASS COMMON SHARES
                     NONPROFIT CLASS NONVOTING COMMON SHARES
            (Title of each class of securities covered by this Form)

                                      NONE
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

            Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)    [ ]       Rule 12h-3(b)(1)(ii)       [ ]
            Rule 12g-4(a)(1)(ii)   [ ]       Rule 12h-3(b)(2)(i)        [ ]
            Rule 12g-4(a)(2)(i)    [ ]       Rule 12h-3(b)(2)(ii)       [ ]
            Rule 12g-4(a)(2)(ii)   [ ]       Rule 15d-6                 [X]
            Rule 12h-3(b)(1)(i)    [ ]

Approximate number of holders of record as of the certificate or notice date:

            117 holders of record of the Primary Class Common Shares
            140 holders of record of the Referral Class Common Shares
              2 holders of record of the Nonprofit Class Nonvoting Common Shares

            Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Integrated Health Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 30, 1998                  ATLANTIC INTEGRATED HEALTH INCORPORATED

                                       By: /s/ J. Philip Mahaney, Jr., M.D.
                                           J. Philip Mahaney, Jr., M.D.
                                           President and Chief Executive Officer